UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MOLDFLOW CORPORATION

(Name of subject company (Issuer))

AUTODESK, INC.

SWITCH ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	608507109
(Title of classes of securities)	(CUSIP number of common stock)

Pascal W. Di Fronzo, Esq.

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

(415) 507-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael S. Ringler, Esq.

Jason P. Sebring, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Presentation to Moldflow Corporation Employees made on May 2, 2008

© 2007 Autodesk Switch Integration Presentation Robert “Buzz” Kross, Senior Vice President, Manufacturing Solutions Division Margaret McMillian, Senior Director, Human Resources

© 2007 Autodesk
The tender offer for the outstanding common stock of Moldflow
Corporation has not yet commenced. This presentation is for
informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow common stock will be made only pursuant to an offer to purchase and related materials that Buyer intends to file with the SEC on Schedule TO. Moldflow also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Moldflow stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at
www.sec.gov,
from Buyer (with respect to documents filed
by Buyer with the SEC), or from Moldflow (with respect to documents filed by Moldflow with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Figures in Billions USD Strong Performance Image created in 3D Studio Max

© 2008 Autodesk © 2008 Autodesk Diversification Drives Strong Performance Figures in Billions USD

© 2008 Autodesk © 2008 Autodesk Autodesk Advantage Market Footprint Democratizing Technology Global Ecosystem Volume Market Leadership

© 2008 Autodesk © 2008 Autodesk Market Footprint Increased Industry Focus Interoperability Adjacent Markets

© 2008 Autodesk © 2008 Autodesk Market Footprint Increased Industry Focus Interoperability Adjacent Markets

© 2008 Autodesk © 2008 Autodesk Market Footprint Increased Industry Focus Interoperability Adjacent Markets

© 2008 Autodesk © 2008 Autodesk Democratizing Technology 3D Visualization Simulation Analysis

© 2008 Autodesk © 2008 Autodesk Democratizing Technology 3D Visualization Simulation Analysis

© 2008 Autodesk Democratizing Technology 3D Visualization Simulation Analysis

© 2008 Autodesk © 2008 Autodesk Democratizing Technology 3D Visualization Simulation Analysis

© 2008 Autodesk © 2008 Autodesk Democratizing Technology 3D Visualization Simulation Analysis

© 2007 Autodesk Manufacturing Solutions

© 2007 Autodesk Design Revenue from Manufacturing

© 2007 Autodesk 3 Year CAGR

© 2007 Autodesk Aggressive Technology Investments 2001 Today

© 2008 Autodesk Product Development Today Critical Challenges

© 2008 Autodesk Our Solution: Digital Prototyping

© 2008 Autodesk Digital Prototyping

© 2008 Autodesk The Net Result

© 2006 Autodesk Industrial Design CAD / CAE Manufacturing Product Lines Data Management

© 2006 Autodesk Automotive Consumer Products Industrial Machinery Transportation Manufacturing Industries

© 2006 Autodesk Computer Integrated Manufacturing

© 2006 Autodesk CIM Manufacturing Solution

© 2006 Autodesk Extending Digital Prototyping into the Factory Plan

© 2006 Autodesk Extending Digital Prototyping into the Factory Simulate

© 2006 Autodesk Extending Digital Prototyping into the Factory Produce

© 2006 Autodesk Industrial Design Engineering Manufacturing

© 2006 Autodesk Who are our employees?

Global Presence: 7,000 Employees

© 2006 Autodesk What people say about Autodesk Collegial Relationship-based Non-hierarchal Respectful Bright Informal

© 2006 Autodesk
Company Values
We produce the best QUALITY products and services.
We’re committed to one another and our customers, partners and vendors because they’re integral parts of our business.
We are FAST and FLEXIBLE in doing business and practice RISK-
TAKING to make the company more profitable.
We are direct, clear and ethical in our communications and actions.  We speak with HONESTY
and courage.
We’re ACCOUNTABLE for our words and actions and strive to build a challenging work environment that rewards TEAMWORK.
We RESPECT
individuality both inside and outside the corporation
honoring diverse lifestyles and work styles.

© 2006 Autodesk
Tenets of Autodesk 3.0
CEO Carl Bass’ vision of our future
Redefine design – help customers realize their ideas
through digital prototyping
Operational excellence – Create and maintain world-class
policies, processes and systems
Synchronize product readiness with market readiness –
Manage our products’ lifecycles to maximize growth and
profitability

© 2007 Autodesk